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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                              -------------------

                          VOICE CONTROL SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)


                            VULCAN MERGER SUB, INC.
                          a wholly owned subsidiary of
                       PHILIPS ELECTRONICS NORTH AMERICA
                                  CORPORATION
                       an indirectly owned subsidiary of
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)
                                   (BIDDERS)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)



                                   92861B100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                               WILLIAM E. CURRAN
                                   PRESIDENT
                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000



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         This Amendment No. 2 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Vulcan Merger Sub, Inc., a Delaware corporation (the "Purchaser"), on May 14, 1999 (the "Schedule 14D-1"), with respect to shares of Common Stock, par value $0.01 per share (the "Shares"), of Voice Control Systems, Inc., a Delaware corporation. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the
Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following:

(a)(10) Press release issued by Royal Philips, dated June 14, 1999, announcing the extension of the Expiration Date.














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



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1999

                                 KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                 By:  /s/  Eric P. Coutinho
                                    -----------------------------------------
                                    Name:  Eric P. Coutinho
                                    Title: Director and Deputy Secretary



                                 PHILIPS ELECTRONICS HOLDING USA INC.


                                 By:  /s/ William E. Curran
                                    -----------------------------------------
                                    Name:  William E. Curran
                                    Title: Senior Vice President-Finance



                                 PHILIPS ELECTRONICS NORTH AMERICA
                                 CORPORATION


                                 By:  /s/ William E. Curran
                                    -----------------------------------------
                                    Name:  William E. Curran
                                    Title: Senior Vice President and
                                             Chief Financial Officer


                                 VULCAN MERGER SUB, INC.


                                 By:  /s/ William E. Curran
                                    -----------------------------------------
                                    Name:  William E. Curran
                                    Title: President and Chief Executive Officer






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                                  EXHIBIT INDEX

(a)(10) Press release issued by Royal Philips, dated June 14, 1999, announcing the extension of the Expiration Date.












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